[THORATEC CORPORATION LETTERHEAD]

December 2, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention:	Kevin L. Vaughn
Martin James
Tara Harkins

	Re:	Thoratec Corporation
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed February 23, 2011
Form 10-Q for the Quarter Ended October 1, 2011
Filed November 7, 2011
File No. 000-49798

Ladies and Gentlemen:

Pursuant to the comment letter received by Thoratec Corporation (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 22, 2011, with respect to the above-referenced Form 10-K and Form 10-Q, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Kathleen Wells of Latham & Watkins LLP, counsel to the Company, by telephone at (650) 463-2677 if you have any questions regarding this acknowledgment letter.

Very truly yours,

/s/ Roxanne Oulman

Roxanne Oulman
Vice President of Finance and Interim Chief Financial Officer